SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Buenos Aires Stock Exchange dated April 28, 2023.

TRANSLATION

Buenos Aires, April 28, 2023

Comisión Nacional de Valores (“CNV”)

25 de Mayo 175

City of Buenos Aires

Bolsas y Mercados Argentinos S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Mercado Abierto Electrónico S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

Re: Board of Directors Composition and Supervisory

Committee of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of the CNV, ByMA and MAE Regulations. Pursuant to the resolutions adopted by the General and Special Class A and Class D Ordinary and Extraordinary Shareholders’ Meeting and the meeting of the Board of Directors of the Company, both held on April 28, 2023, and according to the By-Laws, the Board of Directors of YPF S.A. is composed as follows:

Title	Name	Class of shares represented	Term
Chairman of the Board of Directors	Pablo Gerardo González	Class D	One fiscal year

Director	Pablo Anibal Iuliano	Class D	One fiscal year

Director	Gerardo Damián Canseco	Class D	One fiscal year

Director	Norberto Alfredo Bruno	Class D	One fiscal year

Director	Horacio Oscar Forchiassin	Class D	One fiscal year

Director	Ignacio Perincioli	Class D	One fiscal year
Director	Emilio Javier Guiñazu Fader	Class D	One fiscal year

Director	Pablo Francisco Juan Kosiner	Class D	One fiscal year

Director	Maria del Carmen Alarcón	Class D	One fiscal year

Director	Celso Alejandro Jaque	Class D	One fiscal year

Director	José Ignacio de Mendiguren	Class A	One fiscal year

Alternate Director	Julio Alejandro Schiantarelli	Class D	One fiscal year

Alternate Director	Guillermo Rafael Pons	Class D	One fiscal year

Alternate Director	Adrián Felipe Peres	Class D	One fiscal year

Alternate Director	Silvina del Valle Córdoba	Class D	One fiscal year

Alternate Director Alternate Director Alternate Director Alternate Director	Miguel Lisandro Nieri Maria de los Ángeles Róveda María Martina Azcurra Santiago Martínez Tanoira	Class D Class D Class D Class D	One fiscal year One fiscal year One fiscal year One fiscal year

Alternate Director Alternate Director Alternate Director	Silvia Noemí Ayala Santiago Álvarez Gabriel Martin Vienni	Class D Class D Class A	One fiscal year One fiscal year One fiscal year

The Supervisory Committee is composed as follows:

Title	Name	Class of shares represented	Term
Member	Horacio Ubaldo Kunstler	Class A	One fiscal year

Member	Raquel Inés Orozco	Class D	One fiscal year

Member	Vivian Haydeé Stenghele	Class D	One fiscal year

Alternate member	Enrique Alfredo Fila	Class A	One fiscal year

Alternate member	Silvia Alejandra Rodríguez	Class D	One fiscal year

Alternate member	Gustavo Alberto Macagno	Class D	One fiscal year

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 28, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer